Exhibit (a)(7)

Subject: “Communication re: Mylan’s Offer: Just Say No”

Dear Perrigo Colleagues,

Today Perrigo filed its formal response and recommendation to Mylan’s tender offer. The Perrigo Board of Directors has strongly urged shareholders to protect their investment in Perrigo by NOT tendering their shares into Mylan’s inadequate offer. Our “Schedule 14D-9”, which represents our official recommendation statement, was filed with the Securities and Exchange Commission (SEC) and the TASE this morning and is available at http://www.perrigo.com/StandaloneValue.

The Perrigo management team and I are confident that a majority of Perrigo’s shareholders will not tender their shares into this offer.

Attached to this email and on Inside Perrigo is an FAQ, which we have prepared to answer questions you may have as the tender offer period begins.

I know that some of you are shareholders who may receive communications from Mylan in the coming days, including their formal Offer to Exchange. As a shareholder, I will take no action in response to Mylan’s current tender offer, which means I am effectively saying “no” to this value-destructive offer in favor of our strong standalone growth prospects. If you agree with me, and the rest of our Board, JUST SAY NO by taking NO ACTION.

Each and every member of the Perrigo team is vital to delivering on our promise to provide Quality Affordable Healthcare Products® to consumers and patients worldwide. Now, more than ever, it is crucial that we conduct our day-to-day business as usual. If you have any questions or concerns, please contact your manager or HR representative.

Joe Papa

Chairman and CEO

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (“Irish Takeover Rules”).

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. No statement in this communication constitutes an asset valuation.